EXHIBIT 99.2

CDT Environmental Technology Investment Holdings Limited

C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road, Nanshan
District, Shenzhen, People’s Republic of China

INFORMATION SHEET

GENERAL

This Information Sheet is furnished by the board of directors (the “Board”) of CDT Environmental Technology Investment Holdings Limited (the “Company”) in connection with the annual general meeting (the “AGM”) of the Company to be held on November 26, 2025 at 9:30 AM, Beijing Time (November 25, 2025 at 8:30 PM, Eastern Time). The AGM will be held at Meeting Room 2, 6th Floor, Nanshan Shuixing Huayuan Premium Selection Hotel, No. 13 Keji Road, Science and Technology Park, Nanshan District, Shenzhen, Guangdong Province, People’s Republic of China.

Holders of ordinary shares, par value US$0.0025 per share, of the Company (“Ordinary Shares”) on record at the close of business on October 30, 2025 (the “Record Date”) are entitled to attend and vote at the AGM (“Eligible Shareholders”). Eligible Shareholders can attend the AGM in their own capacities as individuals or through their authorized representatives. They can vote at the meeting (in their own capacities or through proxies named in their proxy forms) or vote in absentia. The Company is not soliciting proxies.

On or about November 11, 2025, we will distribute copies of this Information Sheet, the notice of AGM and a proxy form to all Eligible Shareholders by mail and/or email. This Information Sheet can also be accessed, free of charge, at https://ts.vstocktransfer.com/irhlogin/I-CDTG from November 11, 2025.

PURPOSE OF THE AGM

The purposes of the AGM are to seek shareholders’ approval for:

(1)	authorizing the Board to effect a reverse stock split (or share consolidation as a matter of Cayman Islands law) of the Ordinary Shares, at a ratio of 1-for-25 within one year after the AGM (the “Reverse Stock Split”);

(2)	amending the Company’s memorandum and articles of association (the “Articles”) immediately following the Reverse Stock Split (the “Amendment of Articles”);

(3)	appointing Mr. Ling Kai as an executive director;

(4)	appointing Mr. Chen Xi as an independent non-executive director (together with paragraph (3) above, the “Appointment of Directors”); and

(5)	adjournment of meeting to the extent necessary (the “Adjournment”).

(together, the “Proposals”).

These matters would require the adoption of five resolutions by shareholder votes in the AGM. The full text of the resolutions to be voted is set forth in the accompanying notice of AGM.

The AGM is also held to provide an open forum for shareholders to discuss Company affairs with management and to transact any other business that is properly brought before the AGM or any adjournment or postponement thereof.

Reverse Stock Split

Purpose of and Rationale behind the Reverse Stock Split

The Company has two classes of Ordinary Shares: Class A and Class B. The Class A Ordinary Shares (“Class A Shares”) are listed on the Nasdaq Capital Market (“Nasdaq”). On June 18, 2025, the Company received a notification letter from the Listing Qualifications Department of Nasdaq indicating that the Company was not in compliance with the $1.00 minimum closing bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Company has an initial compliance period of 180 calendar days, or until December 15, 2025, to regain compliance with the minimum bid price requirement.

The purpose of the proposed Reverse Stock Split is to raise the trading price of the Ordinary Shares in order to regain compliance with the Nasdaq minimum bid price requirement and maintain the listing of the Ordinary Shares on Nasdaq. Delisting from Nasdaq may adversely affect the Company’s ability to raise additional financing through public or private sale of equity securities, may significantly affect the ability of investors to trade the Company’s securities and may negatively affect the value and liquidity of the Ordinary Shares. Delisting also could have other negative results, including potential loss of institutional investors, tarnish of reputation and employee confidence, and reduction in business opportunities. The Board believes that the proposed Reverse Stock Split is a potentially effective means for us to regain or maintain compliance with the listing rules of Nasdaq and to avoid, or at least mitigate, the likely adverse consequences of the Ordinary Shares being delisted from the Nasdaq by producing the immediate effect of increasing the bid price of the Ordinary Shares.

Determination of Ratio for Reverse Stock Split

The stock split ratio will be a ratio 1-for-25. In determining the stock split ratio, the Board considered numerous factors, including the historical and projected performance of the Class A Shares, the effect of the stock split ratio on the Company’s compliance with other Nasdaq listing requirements, prevailing market conditions and general economic trends. The Board also considered the impact of the stock split ratio on investor interest. The proposed Reverse Stock Split will be effected simultaneously for both class of Ordinary Shares at the same ratio.

Principal Effects of the Reverse Stock Split

Upon the effectiveness of the Reverse Stock Split, each shareholder will own a reduced number of Ordinary Shares. However, the Company expects that the market price of the Class A Shares immediately after the Reverse Stock Split will increase above the market price of the Ordinary Shares immediately prior to the Reverse Stock Split, which is designed to help the Company to regain and maintain compliance with the minimum bid price requirement. The Reverse Stock Split will affect all shareholders uniformly and will not affect any shareholder’s percentage ownership interest in the Company, except to the extent that the Reverse Stock Split would result in any of the shareholders owning a fractional interest as described below. Proportionate voting rights and other rights of the holders of Ordinary Shares will not be affected by the proposed Reverse Stock Split, except to the extent that the Reverse Stock Split would result in any shareholders owning a fractional interest as described below.

Risks arising from the Reverse Stock Split

We cannot assure you that the proposed Reverse Stock Split will increase the price of the Class A Shares and have the desired effect of maintaining compliance with Nasdaq’s Minimum Bid Price Requirement.

If the Reverse Stock Split is implemented, the Board expects that it will increase the market price of the Class A Shares so that we are able to regain and maintain compliance with the minimum bid price requirement. However, the effect of the Reverse Stock Split upon the market price of the Ordinary Shares cannot be predicted with any certainty. The history of similar reverse stock splits for companies in similar circumstances is varied. It is possible that (i) the per share price of the Class A Shares after the Reverse Stock Split will not rise in proportion to the reduction in the number of shares of the Ordinary Shares outstanding resulting from the Reverse Stock Split, (ii) the market price per post-Reverse Stock Split share may not exceed or remain in excess of the $1.00 minimum bid price for a sustained period of time, or (iii) the Reverse Stock Split may not result in a per share price that would attract brokers and investors who do not trade in lower priced stocks. Even if the Reverse Stock Split is implemented, the market price of the Class A Shares may decrease due to factors unrelated to the Reverse Stock Split. Even if the market price per post-Reverse Stock Split share of the Class A Shares remains in excess of $1.00 per share, we may be delisted due to a failure to meet other continued listing requirements, including Nasdaq requirements related to the minimum stockholders’ equity, minimum number of shares that must be in the public float and the minimum market value of the public float.

A decline in the market price of the Class A Shares after the Reverse Stock Split is implemented may result in a greater percentage decline than would occur in the absence of a reverse stock split.

The market price of the Class A Shares will be based on other factors which may be unrelated to the number of Ordinary Shares outstanding, including the Company’s results of operations and financial condition, ability of the Company to implement its business plans, and macroeconomic factors. If the Reverse Stock Split is consummated and the trading price of the Class A Shares declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would occur in the absence of the Reverse Stock Split. If the Reverse Stock Split is implemented and the market price of the Class A Shares declines, the percentage decline may be greater than would occur in the absence of a reverse stock split.

The proposed Reverse Stock Split may decrease the liquidity of the Class A Shares.

Some investors may view the Reverse Stock Split negatively because it reduces the number of Class A Shares available in the public market. The reduction may also have a dampening effect on the liquidity of the Class A Shares, particularly if the stock price of the Class A Shares does not increase as a result of the Reverse Stock Split. The Reverse Stock Split may result in shareholders owning “odd lot” shares

The Reverse Stock Split may result in some stockholders owning “odd lots” of less than 100 shares of Class A Shares. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 shares.

Fractional Shares

No fractional shares will be issued in connection with the Reverse Stock Split. Instead, we will issue one full share of the Ordinary Shares after Reverse Stock Split to any shareholder who would have been entitled to receive a fractional share as a result of the Reverse Stock Split. Each shareholder will hold the same percentage of the outstanding Ordinary Shares immediately following the Reverse Stock Split as that shareholder did immediately prior to the Reverse Stock Split, except for minor adjustments due to the additional net share fractions that will need to be issued as a result of the treatment of fractional shares.

Amendment of Articles

For the purpose of effecting the Reverse Stock Split, it is proposed to approve the amendment of the Company’s Articles. The proposed amendment to the Articles will not change the terms of the Ordinary Shares. After the Reverse Stock Split, the Ordinary Shares will have the same voting rights and rights to dividends and distributions and will be identical in all other respects to the Ordinary Shares now authorized. It is also proposed to amend the Articles in order to facilitate the holding of fully virtual (or partially virtual) general meetings of the Company.

Unless and until an amendment is filed to give effect to a Reverse Stock Split, the Board reserves the right to abandon the plan without further action from shareholders.

Appointment of Directors

At the recommendation of the nomination and governance committee of the Board (the “Nomination Committee”) and in accordance with the Articles, the Board proposes to appoint:

(1)	Mr. Ling Kai as an executive director of the Company, effective from the date of the AGM until such person shall resign, be removed or otherwise leave office; and

(2)	Mr. Chen Xi as an independent non-executive director of the Company, effective from the date of the AGM until such person shall resign, be removed or otherwise leave office.

(together, the “Proposed Directors”)

In making this proposal, the Nomination Committee and the Board have taken into consideration the Proposed Directors’ skills, knowledge and expertise built up during their career and believe that the Proposed Directors are well qualified to serve on the Board.

Biographies

Mr. Ling Kai served at the Xiamen Branch of Bank of Communications from 2011 to 2018, where he participated in and led key initiatives, including the establishment of a financial supply chain credit risk control system, the design and implementation of comprehensive financial service solutions for large corporate groups, and cross-border and cross-institutional operational coordination management. In 2018, Mr. Ling founded Qishang Pioneer (Xiamen) Culture Media Co., Ltd. and has since served as its general manager. Mr. Ling graduated with a bachelor’s degree in finance from Jimei University in 2011.

Mr. Chen Xi currently serves as Deputy Secretary-General of the Zhongguancun Ultra-Connected New Infrastructure Industry Innovation Alliance and the Vice President of the Zhongke Jici (Hong Kong) Research Institute, where he supports research and innovation in advanced technologies. From 2000 to 2023, Mr. Chen served as president of Faithpower Co., Ltd.. From 2023 to 2024, he also held the position of Deputy General Manager at China Electronics Technology Group Corporation’s Heping Technology Co., Ltd.. Mr. Chen graduated with a bachelor’s degree from University of Science and Technology of China in 1986 and obtained a master’s degree from the same institution in 1989.

THRESHOLDS FOR APPROVAL

Each resolution put to the vote at the AGM will be decided by poll. Each Ordinary Share issued as of the Record Date is entitled to one vote. As of the Record Date, 12,325,000 Class A Shares were issued and outstanding and there was no outstanding class B Ordinary Share.

The presence, in person or through their authorised representative or by proxy, of one or more holders holding at least one-third of the Ordinary Shares in issue and entitled to vote will constitute a quorum at the AGM. Stockholders voting in absentia shall be considered present for purposes of determining quorum.

Assuming a quorum as referenced above is reached, under the Articles, the Reverse Stock Split, Appointment of Directors and Adjournment proposals require an ordinary resolution, namely a resolution passed by a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote present in person or by proxy and voting at the AGM, whereas the Amendment of Articles proposal requires a special resolution, namely a resolution passed by majority of not less than two-thirds of such shareholders as, being entitled to do so, vote in person or by proxy at the AGM of which notice specifying the intention to propose the resolution as a special resolution has been duly given. The matters being submitted will be acted upon by the Company if all of the resolutions are adopted at the AGM.

Eligible Shareholders present at the AGM and abstain from voting will be counted for purposes of determining the number of Ordinary Shares present at the AGM but will not be counted as votes for or against any proposal.

BOARD RECOMMENDATION

The Board recommends a vote “FOR” the Proposals.

By order of the Board of Directors

/s/ Yunwu Li
Name: Yunwu Li
Title: Chief Executive Officer and Chairman of the Board of Directors

Shenzhen, China
November 4, 2025